United States securities and exchange commission logo





                              July 18, 2022

       John W. Ketchum
       President and Chief Executive Officer
       NextEra Energy, Inc.
       700 Universe Boulevard
       Juno Beach, FL 33408

                                                        Re: NextEra Energy,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 18,
2022
                                                            File No. 001-08841

       Dear Mr. Ketchum:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 18, 2022

       General

   1. We note that you provided more expansive disclosure in your 2022 Environmental, Social and Governance Report
and Zero Carbon Blueprint than you provided in your SEC
                                                        filings. Please advise
us what consideration you gave to providing the same type of climate-related
disclosure in your SEC filings as you provided in these reports.
       Risk Factors, page 21

   2. We note your 2022 Environmental, Social and Governance Report identifies climate related risks that may
impact your business. Please revise to provide expanded disclosure regarding the material
effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities, credit risks or technological changes.
 John W. Ketchum
NextEra Energy, Inc.
July 18, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

3. We note your statement in your 2022 Environmental, Social and Governance Report that climate-related risks and opportunities have influenced our financial plan for capital
         expenditures, acquisitions and revenues.    Revise your disclosure to
identify any material
         past and/or future capital expenditures for climate-related projects. Please provide quantitative information for these types of expenditures for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.
4. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
5. If material, discuss the physical effects of climate change on your operations and results.
         This disclosure may include the following:
             potential for indirect weather-related impacts that have affected or may affect your major customers and suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
6. We note your disclosure on page 23 of your Form 10-K indicating the incurrence of significant capital, operating and other costs associated with compliance with environmental statutes, rules and regulations. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form
         10-K and whether increased amounts are expected to be incurred in future periods.
7. We note your disclosures on pages 17 and 18 of your Form 10-K indicating that your
       NEER segment markets and trades energy-related commodity products, including renewable attributes and carbon offsets, and sells RECs and other environmental
FirstName LastNameJohn W. Ketchum
       attributes. Please provide us with quantitative information regarding these types of
Comapany    NameNextEra
       transactions        Energy,
                    for each        Inc.
                             of the periods for which financial statements are
presented in your
July 18,Form
         202210-K
               Pageand
                    2 for any future periods.
FirstName LastName
 John W. Ketchum
FirstName  LastNameJohn W. Ketchum
NextEra Energy, Inc.
Comapany
July       NameNextEra Energy, Inc.
     18, 2022
July 18,
Page  3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation